EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges
PepsiCo, Inc. and Subsidiaries
(in millions except ratio amounts, unaudited)

	12 Weeks Ended
	3/21/2015	3/22/2014
Earnings:
Income before income taxes	$1,601	$1,616
Unconsolidated affiliates’ interests, net	(14)	(32)
Amortization of capitalized interest	2	1
Interest expense (a)	211	201
Interest portion of rent expense (b)	48	51
Earnings available for fixed charges	$1,848	$1,837

Fixed Charges:
Interest expense (a)	$211	$201
Capitalized interest	1	2
Interest portion of rent expense (b)	48	51
Total fixed charges	$260	$254

Ratio of Earnings to Fixed Charges (c)	7.11	7.25
(a)   Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes and includes net amortization of debt premium/discount.
(b)   One-third of rent expense is the portion deemed representative of the interest factor.
(c)   Based on unrounded amounts.